[Clifford Chance US LLP Letterhead]

January 4, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Gramercy Capital Corp.
Registration Statement on Form S-4
File No. 333-147765

Ladies and Gentlemen:

        On behalf of Gramercy Capital Corp., we respectfully request that the effectiveness of the above-captioned Registration Statement on Form S-4 (File No. 333-147765) (the "Registration Statement") be accelerated to 5:00 p.m. on January 4, 2008, or as soon thereafter as is practicable.

        We acknowledge the following:

  •
  Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

  •
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve Gramercy Capital Corp. from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

  •
  Gramercy Capital Corp. may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  •
  Gramercy Capital Corp. is aware of its obligations under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

/s/ Larry P. Medvinsky

Larry P. Medvinsky

cc: Andrew S. Levine